DC

02020224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2002

NO ACT
P.E 12-18-2001
1-00442

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/13/2002

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by Thomas Finnegan. We also have received letters on behalf of the proponent dated January 11, 2002 and January 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 1 8 2002
THOMSON
FINANCIAL

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: John Chevedden
2215 Nelson Avenue # 205
Redondo Beach, CA 90278-2453

# PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com


December 18, 2001



**VIA OVERNIGHT COURIER**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal Submitted by Thomas Finnegan, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 9, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Thomas Finnegan, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

**The Proposal**

The Proposal relates to a shareholder vote on future severance agreements for senior executives and states, in relevant part:

> *Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company.*
>
> *"Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions. This proposal applies if the total severance amount payable exceeds 200% of the senior executive's annual base salary.*
>
> *This includes that a majority of the golden parachute payments be indexed to the performance of the successor company in the 3 years following the change in control.*
>
> *This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives that transfer to the successor company.*

**Summary of Bases for Exclusion**

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons:

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c); and

2. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

**Explanation of Bases for Exclusion**

**1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).**

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, *see Honeywell Int., Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Actuant Corp.* (Oct. 16, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The Boeing Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. *See, for example, General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to Boeing. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;

2. A proposal recommending that the Company's board declassify itself, "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;

3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;

4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and

5. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available (*Release No. 34-20091*, Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to Boeing this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, we respectfully ask the Staff to reconsider this position.

The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected.

"John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW, Inc.* (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr. Chevedden as proxy uncovered a similar instance. *See The Boeing Co.* (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a *TRW, Inc.*-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad—"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

Third, Mr. Chevedden has submitted the same proposals to Boeing that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to Boeing by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

| Proposal Submitted to Boeing | Similar Proposal and No-Action Letter |
|---|---|
| Shareholder Vote on Golden Parachutes | *General Motors Corp.* (Mar. 29, 2001); *FirstEnergy Corp.* (Mar. 3, 1999); |
| Annual Election of Directors | *Honeywell International, Inc.* (Oct. 26, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *Raytheon Co.* (Feb. 26, 2001); *TRW, Inc.* (Jan. 24, 2001); *FirstEnergy Corp.* (Mar. 7, 2000); *TRW, Inc.* (Mar. 6, 2000); *Airborne Freight Co.* (Feb. 14, 2000) |
| Independent Directors | *AMR Corp.* (Apr. 3, 2001); *Mattel, Inc.* (Mar. 21, 2001); *AT&T Corp.* (Feb. 13, 2001); *General Electric Co.* (Jan. 24, 2001); *AMR Corp.* (Apr. 17, 2000) |
| Shareholder Vote on Poison Pills | *Actuant Corp.* (Oct. 16, 2001); *General Motors Corp.* (Mar. 27, 2001); *General Dynamics Corp.* (Mar. 5, 2001); *Airborne Freight Co.* (Jan, 29, 2001); *Southwest Airline Co.* (Mar. 13, 2001); *Caterpillar, Inc.* (Jan. 3, 2001) *PACCAR, Inc.* (Dec. 4, 2000); *Electronic Data Systems, Inc.* (Mar. 24, 2000); *Northrop Grumman Corp.* (Mar. 17, 2000) |

Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or ". . . according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

> Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.
>
> Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.
>
> Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals—seven—from the group, followed by PG&E with five and Northrop Grumman with three. Seven

> others—Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines—got two apiece.

Other publications report much of the same. *See, for example, The Boston Globe* (May 2, 2001) ("Chevedden. . . travels to corporate meetings across the country"); *Newhouse News Service* (Dec. 15, 2000) ("the top circle of corporate commandos includes people like. . . John Chevedden" ); *The Wall Street Journal* (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year. . ."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

**2. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.**

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proposal contains several such statements.

The following statements within the Proposal are properly excludable because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification.

- [paragraph 4] *"This would prevent a Northrop Grumman scenario where 450 executives were paid $150 million simply because the failed merger with Lockheed Martin was approved by shareholders."*

- [paragraph 5] *"In the view of certain institutional investors, golden parachutes have the potential to:*
  *1) Create the wrong incentives*
  *2) Reduce shareholder value and*
  *3) Reward mismanagement"*

- [paragraph 6] *"Investor and media attention focused on the payout Sprint Chairman Mr. William Esrey would receive. This was estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested when the deal was approved by Sprint's shareholders."*

- [paragraph 7] *". . . many institutional investors recommend companies seek shareholder approval of future severance agreements."*

- [paragraph 9] *"Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary."*

The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for the foregoing statements. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to other companies. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

By way of letter, dated December 5, 2001, the Company asked the Proponent to modify or delete this sentence. As of the date of this filing, neither the Proponent nor Mr. Chevedden has provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit B.**

* * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

## 5 – SHAREHOLDER RIGHT TO VOTE FOR OR AGAINST GOLDEN PARACHUTES

This proposal is submitted by Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359.

Shareholders recommend the Board of Directors obtain prior shareholder approval for all future severance agreements for senior executives if there is a change in control of our Company. These payments are frequently called "golden parachutes."

"Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions. This proposal applies if the total severance amount payable exceeds 200% of the senior executive's annual base salary.

This includes that a majority of the golden parachute payments be indexed to the performance of the successor company in the 3 years following the change in control.

This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives that transfer to the successor company. This would prevent a Northrop Grumman scenario where 450 executives were paid $150 million simply because the failed merger with Lockheed Martin was approved by shareholders.

In the view of certain institutional investors, golden parachutes have the potential to:
1) Create the wrong incentives
2) Reduce shareholder value and
3) Reward mismanagement
A change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of severance benefits payable to senior executives was highlighted recently in connection with the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the payout Sprint Chairman Mr. William Esrey would receive. This was estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

It is recognized that severance pay may be appropriate in some circumstances. However, given the magnitude of potential benefits payable under such agreements, and the effect of the agreements upon a change of control of the Company, many institutional investors recommend companies seek shareholder approval of future severance agreements.

Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

In the interest of long-term shareholder value vote for:
**SHAREHOLDER RIGHT TO VOTE**
**FOR OR AGAINST GOLDEN PARACHUTES**
**YES ON 5**

**EXHIBIT B**

**James C. Johnson**
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

BOEING

December 5, 2001

**BY FACSIMILE**
310-371-7872

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

**Re: Shareholder Proposals**

Dear Mr. Chevedden:

I am writing in regard to the five shareholder proposals (the "Proposals") you have submitted as proxy for various Company shareholders. I wish to bring to your attention a few of the Company's concerns with the Proposals, concerns that I hope can be resolved informally without asking the SEC to intervene.

These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

First, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what I believe are opinions as a statement of fact, as follows:

**Finnegan-Shareholder Vote on Golden Parachutes Proposal**

- [paragraph 5] "A *change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value.*"

**Chevedden-Annual Election of Directors Proposal**

- [paragraph 4, header] *"Level of accountability is closely related to financial performance."*
- [paragraph 5, header] *"Three years without an election insulates directors from immediate challenge."*
- [paragraph 6] *"the troubled CEO..."*

**Janopaul-Naylor-Shareholder Vote on Poison Pills**

- [paragraph 2, header] *"Negative Effects of Poison Pills on Shareholder Value."*
- [paragraph 4] "A *poison pill can insulate management at the expense of shareholders."*
- [paragraph 4] "A *poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."*
- [paragraph 4] "A *shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."*
- [paragraph 7] *"Institutional investor support is high caliber support."*

I respectfully ask that you amend the Proposals to qualify the foregoing statements by adding "The Proponent believes…" or "In the opinion of the Proponent…" or some other acceptable variation. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Aug. 10, 2001); *DT Indus., Inc.* (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts which have not otherwise been documented.

Second, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

**Finnegan-Shareholder Vote on Golden Parachutes Proposal**

- [paragraph 4] *"This would prevent a Northrop Grumman scenario where 450 executives were paid* $15 *million simply because the failed merger with Lockheed Martin was approved by shareholders."*
- [paragraph 5] *"In* the view *of certain institutional investors golden parachutes have* the *potential to…"*
- [paragraph 6] *"Investor and media attention focused* on the *payout Sprint Chairman Mr. William Esrey would receive.* This was *estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested* when the *deal* was *approved* by *Sprint's shareholders."*
- [paragraph 7] "…many *institutional investors recommend companies seek shareholder approval of future severance agreements."*

- [paragraph 9] *"Institutional investors such as* the *California Public employees Retirement System* [CalPERS] *have recommended shareholder approval of* these *types of agreements in* their *proxy voting guidelines. Also,* the *Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of* the *executive's annual base salary."*

**Chevedden-Annual Election *of* Directors Proposal**

- [paragraph 4] *"When directors* are *accountable for* their *actions yearly, they and* the *Company perform better, according to independent experts."*

**Gilbert-Independent Directors on Key Committees**

- [paragraph 4] "...*many equity analysts and portfolio managers support this topic."*

- [paragraph 6] "...*under current rules non-independent investors could* be *nominated to key board committees at almost any time in* the *future."*

**Janopaul-Naylor-Shareholder Vote on Poison Pills**

- [paragraph 4, header] *"Institutional Investors Support this Topic."*

- [paragraph 4 *"Many institutional investors believe poison pills should* be *submitted for a vote by shareholders."*

- [paragraph 5 "Under *current rules our Boeing board* can *adopt a poison pill at any time without shareholder approval."*

- [paragraph 6] *"This topic has significant institutional support."*

- [paragraph 6] *"This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000."*

- [paragraph 8, header] *"Precedent for this topic set by other companies."*

- [paragraph 8] *"In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills."*

I ask that you amend your Proposals to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Third, I note that the Gilbert and Janopaul-Naylor Proposals include a reference to the website *www.cii.org.* Though the SEC's position regarding the inclusion of web sites in shareholder proposals is admittedly in flux, I do note that the SEC *inAMR Corp.* (April 3, 2001) asked you to delete this same web site address from your proposal considered therein. I ask that you please do the same in the Gilbert and Janopaul-Naylor Proposals.

Finally, the Finnegan, Chevedden, Gilbert and Janopaul-Naylor Proposals include the names and addresses of the shareholders. In its most recent pronouncement on shareholder proposals, the SEC has reiterated its position that the Company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, the Company can indicate that it will provide the information to shareholder's upon receiving an oral or written request. *See Division of Corporation Finance, Staff Legal Bulletin No.* 14 (Jul. 13, 2001). I ask that you please submit revised proposals consistent with the SEC's position.

Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. Accordingly, please send your written response and/or revised proposal to my attention by no later than December 12, 2001.

Very truly yours,

James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

**JOHN CHEVEDDEN**
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872



FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

**The Boeing Company (BA)**
**Shareholder Response to Company No Action Request**
**Established Corporate Governance Proposal Topics**
**Thomas Finnegan Proposal**

Ladies and Gentlemen:

This is respectfully submitted in response to The Boeing Company (BA) no action request (NAR). It is believed that Boeing must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) The company item one is addressed at the beginning of the response to the Staff regarding the Chevedden Family proposal to Boeing
2) Company Fallacy:
The company need not even show that shareholder text could be factually questionable, yet a shareholder must prove it is accurate. The company is not believed to have challenged any supporting statement with better facts.
3) Company self-impugn:
In making certain company complaints about text relating to corporate governance, unsupported by a factual challenge, the company appears to implicitly admit that it is not current on the topic of corporate governance.
4) For instance the implicit company claim here in the public record that the company is ignorance of the level of institutional investor support for this proposal topic.
5) This comparative lack of purported better facts to challenge proposal text appears to be a degradation and an unexplained departure from repeated past company NAR practice.
6) Missing link:
The company does not explain why its recycled and previously rejected claims on accuracy from previous years should receive special attention since it now provides a lower level of substance with less support.
7) Company Self Impugn:
The 2002 company lack of better facts on business news items suggests that the company has a serous lack of competence in business research and competitive intelligence or that it is simply impossible to support the company claims

8) The purpose of rule 14a-8 is not believed to be to for the investor to provide the company with gratis business intelligenceunder the threat of total exclusion of an investor voting input to the company.
9) Missing link:
The company seems to be missing a cornerstone claim that, in the company's laundry list of cases, the companies typically submitted no better facts to challengeeach text item on which the companies were upheld.
10) Without this cornerstone claim these cases could be irrelevant.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: BA
Thomas Finnegan

**JOHN CHEVEDDEN**
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
UPS Overnight

January 23, 2001
6 Copies



Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

**Boeing Company (BA)**
**Shareholder Response to Company No Action Criticism**
**Thomas Finnegan, Shareholder**
**Limit Stock Dilution**

Ladies and Gentlemen:

**1. Preliminary Response**

This is a preliminary response regarding the Boeing Company December 22, 2000 no action criticism (Delivered December 26, 2000). The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding request to Limit Stock Dilution.

The objective of this proposal is to protect shareholder investment in the company through constructive change – or at least the consideration of constructive change. As the lengthy company package indicates, management is steadfastly focused on maintaining the status quo and discouraging the consideration or discussion of options for constructive change.

If the airliners built by Boeing were as immutable to change as the company corporate governance, the 747 would have gargantuan propellers.

**2. Application to other Boeing no action packages**

Points in this letter apply to other Boeing proposals which are addressed in separate letters. Some of the points made in this no action rebuttal have been researched further since the earlier Boeing rebuttals and apply retroactively.

**3. Company violates 80-day advance notice to the Commission, Rule 14a-8(j)(1)**

There are less than 80 days from the December 22, 2000 date of this letter and the March 5, 2001 printing date given by the company. Furthermore the company has not offered to submit to the Commission even a casual "good cause" for missing the 80-day deadline. Thus it is respectfully requested that this no action letter be returned as untimely.

**4. Hostile Company Attitude to Popular Shareholder Resolution Topics**

The company response is particularly harsh and hostile, given the consistently high shareholder vote that certain proposals received. The company has submitted an extensive no action package to completely expunge this proposal topic from its proxy materials.

The well-worn company tactic is to use a "shotgun approach" to "micro-analyze" proposal text in the hope that something or anything will stick. In many cases the end result is a published shareholder proposal that has a remarkable resemblance to the original submission.

The company gives the perception that it believes its shareholders are the adversaries of the company. That shareholders interested in monitoring and protecting their investment through enhanced corporate governance should be targeted for the same response as plaintiffs that sue the company.

The company has not claimed that these proposals do not address serious corporate governance issues that are of concern to many institutional investors. These institutional investors have a fiduciary duty to place the best interest of their clients above the recommendation of company management or the board.

**5. Burden of Proof**

Rule 14a-8(g) states:
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**6. [1: Company number] Eligibility and One-Proposal**

There is but one proposal submitted by Mr. Thomas Finnegan with his signature. The company does not dispute this. Additionally, eligibility and one proposal must be the subject of a company letter to the shareholder within 14 days of submittal of the proposal. The company has failed to do this and is thus untimely on this key issue.

It is not clear what point the company is making about shareholder proposals at other companies to support its request. The company cites proposals that were vigorously opposed by companies and were nonetheless printed in their respective proxy statements. These publications resulted in shareholder votes in which a large percentage or majority of shareholders rejected the company position:

| | |
|---|---|
| Alaska Air (ALK) | 65% Yes |
| Home Depot (HD) | 55% Yes |
| FirstEnergy (FE) | 48% Yes |
| Sempra Energy (SRE) | 41% Yes |

One separate proposal each was submitted to Home Depot and Alaska Air by this correspondent on behalf of stock held in his name exclusively.

The company does not cite any Response of the Office of Chief Counsel that said shareholders cannot cooperate in submitting shareholder proposals.

The company hiring a $100-million outside firm is an unintended company argument for the opportunity for individual shareholders to cooperate on a small scale to submit Rule 14a-8 proposals to a $50 billion company protected by a $100-million hired-firm. The shareholders' objective is to enhance the safety and value of their investment.

The company argument could lead to the slippery slope that shareholders who submit established proposals, widely available on the internet and, as established proposals, more likely to be in an acceptable format, could be excluded for being the proposal of another person.

On the other hand, the company does <u>not</u> cite any rule that companies, their hired-firms and organizations that they hold memberships in cannot cooperate to exclude shareholder proposals. The company has not claimed that companies have rights superior to persons.

The company has not established a case for individual shareholders to be denied an opportunity to safeguard their investment in the company by cooperating to submit shareholder proposals under Rule 14a-8.

The Interfaith Center for Corporate Responsibility is an example of cooperation among shareholders to submit shareholder proposals. ICCR has successfully submitted shareholder proposals for approximately 25 years and certain members have used the shareholder proposal text of other members.

The bottom line of company complaints is that companies have overreacted by submitting very lengthy opposition packages to proposal text and that the percentage of proposal text that was ultimately revised was small.

In the majority of cases the shareholder proposal that was published in the company proxy had a remarkable resemblance to the initial submission in spite of 5- to 20-page company letters (plus attachments) concerning a mere 2-pages of proposal text.

It is also significant that the professional staffs of many companies, including Boeing, appear not to be interested enough in corporate governance to obtain the skill to prepare letters to the Commission on corporate governance. Instead companies farm out corporate governance work that, if done in-house, could impact their views on improving corporate governance for the good of shareholders.

**7. "The right proposals at the right companies," said Patrick McGurn, Institutional Shareholder Services**

Patrick McGurn was quoted in *The Plain Dealer* on December 7, 2000:
John Chevedden "offers the right proposals at the right companies."

McGurn said. "These small shareholders bring up proposals and all of a sudden they're being invited to sit down with the CEO."

Literally. Chevedden was invited in October [2000] to sit down with brass from Sempra Energy, a utility in San Diego. They want him to drop the proposals he is making for their spring annual meeting. The two sides continue to negotiate.

While just 60 shareholder proposals received the majority of votes last year out of some 500 proposed, McGurn said the wins were considered big progress.

None of the this correspondent's proposals "have required review by the Staff." There is no "requirement" that a company file a request for no action advice. There is no requirement that a company exclude precatory shareholder proposals, particularly when a company has little or no interest in informally resolving issues with the shareholder.

The first shareholder proposal to pass in 2001, within IRRC's universe of 4,000 companies, is a poison pill proposal by shareholder John Chevedden at the Actuant's January 9, 2001 annual meeting. Source: IRRC *Corporate Governance Highlights*, January 12, 2001.

**8. Investors are entitled to protect their investment**

The proponents of the proposals are serious and informed investors in the company – interested in protecting and enhancing their investment. Some of these shareholders have a stake in the company that exceeds the stake of certain current and recent directors.

**9. Eligibility and Single Proposal Issue:**

**Company Notice to Cure Required within 14-days of Proposal Submittal**

**Procedural Requirements: 14 days to object to eligibility**

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

**10. Shareholder Cooperation**

The company position to deny shareholders the right to cooperate to protect their investment in the company could also raise additional issues. This would be analogous to require that shareholders vote personally and not through a mutual fund or broker.

**11. Profession staff of $50-billion company needs help ...**
**Yet the company paradoxically argues that shareholders can not help each other.**

The professional staff of the company is apparently incapable of responding to proposals by individual shareholders. So it hires out the opposition work to a $100-million professional firm. Then the company paradoxically argues that individual shareholders must be thwarted in any effort to cooperate in submitting shareholder proposals to which the company hires out lengthy legal packages. This is for even well-established shareholder proposal topics that have consistently been published in the proxy statements of major companies for a number of years in spite of repeated company challenges.

**12. Profession staff of $50-billion company should take enough interest in corporate governance to prepare its own letters**

**13. An Agent is Not Limited To One Purpose**

The company uses faulty reverse logic to argue that agents can have but one purpose, presentation of shareholder proposals, because proposal presentation is mentioned in Rule 14a-8. The company fails to note that Rule 14a-8 specifics at least one other instance of an agent acting on behalf of a shareholder. Under Rule 14a-8(b)(2)(i) agents can provide proof of stock ownership.

Rule 14a-8 does not specifically state that there is only one or maybe two cases where a shareholders may have an agent. This interpretation would put a cloud over institutional investors obtaining outside research and clerical support to prepare and submit a proposal.

If this interpretation were applied to individual shareholders it could later be applied to institutional investors.

The company in effect is arguing that it can force a shareholder to replace a shareholder's legal proxy and the rules of agency should have special limitations for individual shareholders who submit proposals.

**14. Right to Appoint a Legal Proxy**

If stockholders have been granted by constitutional provision the right to vote by proxy, a corporation cannot limit their choice of a proxy to another stockholder (State ex rel. Syphers v McCune 143 W Va 315, 101 SE2d 834, holding invalid a bylaw that purported to do so).

Similarly, when statues have conferred an unrestricted right to vote by proxy, a corporation may not limit the liberty of a stockholder to select anyone as his proxy. A stockholder may appoint as his proxy one who is a stranger to the corporation. The same person may act as proxy for all or several stockholders.

One may appoint an agent to do whatever one can lawfully do personally. As a general rule whatever a person may do himself he may do through an agent (Del.–Corpus Juris Secundum cited in Zeeb v. Atlas Power Co., 87 A.2d 123, 127, 32 Del.Ch. 486–Corpus Juris Secundum cited in In re Universal Pictures Co. 37 A.2d 615, 621, 28 Del.Ch. 72).

An agent may act as such for a number of principals; dual agency is not, per se, contrary to public policy, but is proper where there is good faith, no conflict of interest, and due authority from both parties.

An agent may act as such for more than one principal or for a number of principals (U.S.–Sharpe v. Bradley Lumber Co., C.A.N.C., 446 F.2d 152, certiorari denied 92 S.Ct. 946).

Dual agency is not, per se, contrary to public policy (Ga.–Spratlin, Harrington & Thomas, Inc. v. Hawn, 156 S.E.2d 402, 116 Ga.App. 175).

Dual agency is proper where good faith exists, where there is no conflict of interest, and there is due authority from both principals (U.S.–Hampton Roads Carriers, Inc. v. Boston Ins. Co., D.C.Md., 150 F.Supp. 338).

The company is in effect arguing that it can force a shareholder to replace a shareholder's legal proxy.

If the company sticks to its "one purpose" hypothesis the company must agree that Rule 14a-8(2)(i) regarding proof of share ownership is invalid because proof of ownership can be provided by an agent of the shareholder. If this was correct, then shareholders who are not registered holders of stock on the company's books would be excluded from submitting shareholder proposals.

There is no special rule that under Rule 14a-8 that the general laws that allow one person to act for another are totally suspended. Although part of Rule 14a-8 gives details on the means for a shareholder to have a representative at the meeting, it does not state that this is the exclusive instance in which a shareholder may be represented.

This would foster a serious restriction on shareholders cooperating with each other to promote improved corporate governance and protect their investment. Shareholder cooperation to advocate good corporate governance and thereby protect their investment in the company would thus be wrongly viewed with prejudice.

The company is able to hire a large professional firm to write a technical 13-page letter on a mere 500-word proposal, yet argues individual shareholders must be denied any benefit of contact with other shareholders who have any experience with shareholder proposals. The company opposes the assistance of family members in the shareholder proposal process.

The company 13-page company letter is an unintended good argument by the company for shareholders to have the right to seek cooperation from other shareholders.

Individual shareholders do not usually have the time and background to fend for themselves in responding to a 13-page letter from a large professional firm hired by a $50-billion company.

Mr. Miller has a measured economic stake in Boeing and is interested in protecting his stake in the company.

**15. [2] Clear Text**

The company asks questions that a competent board should be able to sort out or make a reasonable determination. For instance the company asks, "At what point in time is the percentage dilution to be measured?" It would seem reasonable that this would apply at the time the proposal is finalized for submission to shareholders.

Directors at many companies have often stated that they will do what makes sense. The company seems to be unintentionally impugning the skills of its directors to further its claim here. Certainly the directors have knowledge and experience in determining what makes sense and what is meant by exercising their best business judgment. It is not believed that the directors need a pre-printed check list for each decision they make. The company at least tends to impugn its directors to suggest an argument in this direction merely to promote the exclusion of a shareholder vote.

The proposal does not restrict the company from presenting generous plans to make shares available for grant. If the company plan is more dilutive than recommended, then the company can make it less dilutive. The company is requested to evaluate these plans in relation to its industry's peer plans.

The proposal does not mandate when the Board may submit Plan-related proposals, simply to propose reasonable limits on the amount of such proposals. The company appears to argue that it cannot figure out what industry it is in.

Do not make perfection the enemy of progress, said John McCain, January 23, 2001.

**16. [3] Accurate Statements**

**A. Stock Options**

The company provides no record that the Investor Responsibility Research Center was criticized by referring to the 1998 company amendment of the 1997 plan as a "stock option" plan.

The *Seattle Times* in October 2000 said:

Boeing awarded 2,000 senior executives shares valued at about $140-million last week under an incentive plan triggered by the company's recently surging stock price. The plan could net the managers stock valued at $850-million in coming months if shares trade at $75 a share, as many analysts have forecast. Boeing Chairman Phil Condit stands to get about $23-million, according to company regulatory filings.

The awards raised concern for one Boeing shareholder, Safeco's Bill Whitlow. "That's quite a bit of money to a relatively limited number of people." said Whitlow. As a general rule, I'm in favor of employees benefiting from stock-price increases. But how do you pick 2,000 out of 200,000?

Majority are executives

**B. Institutional Shareholder Services Report**

The company apparently it does not have a cue as to which "major proxy analysis firm" made the Boeing stock dilution comparison. This suggests that the company is oblivious to the perception of the lavishness of its plan by major proxy analysis firms.

The company shows its lack of preparation with incomplete research and lack of interest by complaining, but meanwhile failing to contact this correspondent, to obtain help in validating this proposal.

The relevant Institutional Shareholder Services report is included as an exhibit.

**C. Compensation Committee**

The company makes the erroneous statement that non-employee directors are by definition, independent." Thus by the company definition directors who are blood-relatives, or collect addition fees for consulting, are co-owners of a yacht or are a major supplier of goods to the company are "by definition, independent" if they are not employees.

**17. [5] Proper Topic under State Law**

The published Home Depot 2000 precatory proposal, following a no action determination, stated: "Recommend reinstate simple majority vote on all issues subject to shareholder vote. This includes deleting Home Depot (HD) requirements for greater than a majority vote. This includes that any future super-majority proposal be put to shareholder vote – as a separate resolution."

*Sempra Energy* (February 29, 2000) did not give specific instructions on recasting proposal text. The original proposal to Sempra Energy did not use the same text as this proposal to Boeing. The Sempra Energy determination said, "It appears that his defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal." The determination did not call for repetition of the word recommendation.

The company incredulously asks that a proposal that states "Boeing shareholders recommend ..." not be allowed to be "recast as a recommendation."

The company erroneously introduces a concept, that is at least novel, that in understanding text, font has precedent over the definition of words.

The proposal states "recommend." The company in futility claims that a proposal that states "recommend" is not clearly precatory. The title is not expected to contain the full text of the proposal, it simply states the topic. It is not the responsibility of the title to cite the technicalities of the implementation of a non-binding proposal or duplicate technicalities that the company will publish.

**18. The Company Deadline for No Action Requests is Past**

This is to note that the deadline has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should be held for the appeal process, if necessary.

The company and outside firms hired by the company are guaranteed 40 days to respond to a mere 500-word proposal to protect shareholder value. The individual shareholder is given the opportunity to respond to the company request but is not likewise guaranteed 40 days to respond.

The individual shareholder is not even guaranteed 20 days to respond. In fact the from the date the company submits its no action request, the Commission usually responds with its determination in 13 to 45 days. Thus shareholders are sometimes pressured to submit a rebuttal to a 5- to 20-page company letter in approximately 14 days. Meanwhile the company had 40 days to prepare an argument on a 2-page shareholder proposal. It is therefore respectfully requested that if the company finds that its request is still wanting – after the 40-days guaranteed for professional preparation – that any further information from the company should be held and not reviewed unless the appeal process is initiated.

**19. Conclusion**

The bottom line of management's no action request is that management prefers to exclude a serious proposal that challenges management to adopt a higher standard of corporate governance. If that fails the company attempts to micro-edit the proposal.

For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at The Boeing Company.

Sincerely,

John Chevedden
For Charles Miller
Shareholder
The Boeing Company

cc:
Charles Miller

The Boeing Company Directors
James C. Johnson
Kathryn A. Brown (for board and company distribution. Please confirm within 7 days that the board has received prompt distribution.)

It is respectfully requested that the Response of the Office of Chief Counsel be faxed to this correspondent in order to receive notice concurrent with the notice given to the company.

- Please acknowledge receipt of this letter by date stamping the first page of the top copy (7th copy) and return it in the pre-stamped Priority Mail envelop.

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

FX: 206/655-4206
PH: 206/544-7000

Mr. Philip M. Condit
Chairman
The Boeing Company
7755 East Marginal Way South
Seattle, Washington 98108

Dear Mr. Condit and Directors of The Boeing Company,

The enclosed resolution is respectfully submitted for vote by shareholders at the next and/or 2001 shareholder meeting. It is submitted for inclusion the Boeing Company proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have owned in excess of $2000 of Boeing stock continuously for more than one year and will own the required amount of stock through the next Boeing shareholder meeting.

This is my legal proxy for Mr. John Chevedden to represent me and my shareholder resolution for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

This proposal is believed to be in the best interest of Boeing and its shareholders. A commitment from Boeing to enact this resolution would allow the resolution to be withdrawn.

Sincerely,
Thomas D Finnegan
Thomas Finnegan
Shareholder
The Boeing Company

11-17-00
Date

cc:
James C. Johnson
Corporate Secretary
FX: 206/544-4900

John Chevedden

**PROPOSAL 8**
**LIMIT STOCK DILUTION**

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 submits this proposal for vote at The Boeing Company shareholder meeting:

RESOLVED:

**LIMIT STOCK DILUTION**

Boeing shareholders recommend that the company not present any executive enrichment stock option proposal to shareholders that could make Boeing total stock option dilution greater than Boeing's industry peer group.

Management recommended shareholder approval for a stock option plan in its Year 2000 proxy that could dilute Boeing stock 37% higher than the level recommended by a major proxy analysis firm. The 37% higher figure was based on a Boeing stock dilution comparison with Boeing's industry peer group.

Furthermore, the Year 2000 executive enrichment proposal to add shares to the stock option plan:

1) Benefits consultants, agents, advisors and independent contractors in addition to senior executives.

2) It is administered by the Compensation Committee which is not completely independent of Boeing management.

3) If Boeing stock does not reach the target price for senior executives to receive stock, the non-independent (of management) Compensation Committee can lower the target price.

4) Previous stock option plans already had 36 million shares remaining to be exercised.

5) This executive enrichment proposal received an 18% no-vote at the 2000 annual meeting – a substantial no-vote for a proposal recommended by management.

The public perception of the executive enrichment company stock option plans is:

Boeing executives are to reap riches. Boeing gave 2,000 senior executives $140 million in stock last week under an incentive plan triggered by the company's recent stock price.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Boeing Corporation
Incoming letter dated December 18, 2001

The proposal recommends that the board obtain shareholder approval for all future severance agreements for senior executives if there is a change of control.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on Rule 14a-8(b).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on Rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the sentence that begins "This would prevent. . ." and ends ". . . approved by shareholders" to provide factual support in the form of a citation to a specific source;
- revise the sentence that begins "In the view of certain institutional investors . . ." and ends ". . . reward mismanagement" to provide factual support in the form of a citation to a specific source;
- revise the sentences that begin "Investor and media . . ." and ends ". . . by Sprint's shareholders" to provide factual support in the form of a citation to a specific source;
- revise the sentence that begins "However, given the magnitude . . ." and ends ". . . future severance agreements" to provide factual support in the form of a citation to a specific source;

- revise the sentence that begins "Institutional investors such as . . ." and ends ". . . proxy voting guidelines" to provide factual support in the form of a citation to a specific source; and

- revise the sentence that begins "Also, the Council . . ." and ends ". . . annual base salary" to provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4010

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

January 30, 2002

Re: **Shareholder Proposal Submitted Jointly by the Sinsinawa Dominicans, the School Sisters of Notre Dame and the Sisters of St. Joseph of Carondelet**

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing in connection with our letter (the "**No-Action Request**") to the Staff of the Division of Corporation Finance (the "**Staff**") dated December 20, 2001 requesting that the Staff not recommend any enforcement action if R.J. Reynolds Tobacco Holdings, Inc. (the "**Company**") omitted a shareholder proposal (together with its supporting statement, the "**Proposal**") from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "**2002 Proxy**"). The Proposal was submitted jointly by the Sinsinawa Dominicans, the School Sisters of Notre Dame and the Sisters of St. Joseph of Carondelet (collectively the "**Proponents**") pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. It requested that the Company develop and implement a continual program to warn persons who smoke the tobacco products of its subsidiary, R.J. Reynolds Tobacco Company, about the alleged hazards of exposure to environmental tobacco smoke.

The Company hereby notifies the Staff and the Proponents that it is withdrawing the No-Action Request and that it intends to include the Proposal in the 2002 Proxy. For the sake of clarity, please note that this letter should not be deemed to affect or otherwise relate to any other letters that we have submitted on behalf of the Company requesting that the Staff not recommend any enforcement action if the Company omitted any other shareholder proposals from the 2002 Proxy.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4010.

Thank you for your consideration of this matter.

Very truly yours,

John D. Amorosi

cc: McDara P. Folan, III., R.J. Reynolds Tobacco Holdings, Inc.
Sinsinawa Dominicans
School Sisters of Notre Dame
Sisters of St. Joseph of Carondelet